UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 9, 2021

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in the Board of Directors and Board Committees.

On September 3, 2021, the Board of Directors (the “Board”) of Atlassian Corporation Plc (the “Company”) appointed Michelle Zatlyn to serve as a member of the Board. In addition, the Board also appointed Ms. Zatlyn to serve as a member of the Company’s Audit Committee. Ms. Zatlyn is the co-founder, President, Chief Operating Officer and member of the board of directors of Cloudflare, Inc. (“Cloudflare”).

Ms. Zatlyn will participate in the non-employee directors’ compensation arrangements as described in the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2021, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2021. Under the terms of those arrangements, Ms. Zatlyn will receive a $55,000 retainer for annual service on the Board and an annual award of restricted share units (“RSUs”) having a fair market value of $250,000 (the “Annual Grant”), in each case pro-rated for the year based on the time between her appointment and the Company’s next annual meeting of shareholders. At the next annual meeting of shareholders, the value of the new Annual Grant will be increased to $265,000. These RSUs will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date, unless the Compensation and Leadership Development Committee of the Board determines that circumstances warrant continuation of vesting. All RSUs granted to our non-employee directors are subject to 100% accelerated vesting upon the sale of the Company.

There are no arrangements or understandings between Ms. Zatlyn and any other persons pursuant to which Ms. Zatlyn was named a director of the Company. The Company will also enter into its standard form of indemnification agreement with Ms. Zatlyn (in substantially the form filed with the SEC as Exhibit 10.1 to the Company’s Registration Statement on Form F-1 on November 9, 2015), which will require the Company to indemnify Ms. Zatlyn, to the fullest extent permitted under applicable law, for certain liabilities to which she may become subject to in the execution or discharge of her duties. In fiscal year 2021, Cloudflare purchased approximately $427,000 of the Company’s products and the Company purchased approximately $72,000 of Cloudflare’s products. To date, in fiscal year 2022, Cloudflare has purchased approximately $4,700 of the Company’s products. These purchases were at arms-length and in the ordinary course and were not negotiated by Ms. Zatlyn. Ms. Zatlyn does not have a direct or indirect material interest in these transactions.

Following the above appointment, the directors and Board committee composition of the Company are as follows:

Director Name	Audit Committee	Compensation and Leadership Development Committee	Nominating and Corporate Governance Committee
Michael Cannon-Brookes
Scott Farquhar
Shona Brown(1)		✓
Heather Mirjahangir Fernandez	✓		✓
Sasan Goodarzi		✓
Jay Parikh		✓
Enrique Salem	✓		✓
Steve Sordello	✓
Richard Wong			✓
Michelle Zatlyn	✓

(1) Chair of the Board

The press release announcing Ms. Zatlyn’s appointment as director of the Company is attached as Exhibit 99.1 to this report on Form 6-K and is filed herewith.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 9, 2021	Atlassian Corporation Plc

/s/ James Beer
James Beer Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release dated September 9, 2021.